FINANCIAL STATEMENTS OF SIGNIFICANT EQUITY METHOD INVESTEE
SOLAZYME BUNGE RENEWABLE OILS COOPERATIEF U.A.

INDEPENDENT AUDITORS’ REPORT
To the Partners and Management of
Solazyme Bunge Renewable Oils Coöperatief U.A.
Netherlands
We have audited the accompanying consolidated financial statements of Solazyme Bunge Renewable Oils Coöperatief U.A. and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, comprehensive loss, partners´ capital, and cash flows for the year then ended, and the related notes to the consolidated financial statements.
Management’s responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Solazyme Bunge Renewable Oils Coöperatief U.A. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statements for the year ended December 31, 2016 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a negative working capital and is not able to fund its operations without partners´ capital contributions, that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Other Matter
The accompanying balance sheets of the Company as of December 31, 2015 and 2014, and the related statements of operations and cash flows for the year then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.
São Paulo, Brazil, March 16, 2017

/S/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes

SOLAZYME BUNGE RENEWABLE OILS COOPERATIEF U.A.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of US$)

ASSETS	December 31, 2016	December 31, 2015 (unaudited)
Current assets:
Cash and cash equivalents	$429	$851
Trade receivables	1,070	1,075
Inventories (note 3)	7,831	2,290
Due from related parties (note 7)	5,615	7,366
Prepaid and other current assets	547	443
Total current assets	15,492	12,025

Recoverable taxes (note 4)	20,278	16,188
Spare parts	1,858	1,329
Property, plant and equipment, net (note 6)	115,012	98,573
Total assets	$152,640	$128,115

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Current portion of long-term debt (note 8)	$12,697	$10,585
Trade payables	2,558	1,111
Due to related parties (note 7)	13,291	10,049
Advances from customers	1,173	—
Accrued payroll and related taxes	948	700
Accrued liabilities	1,135	949
Total current liabilities	31,802	23,394

Long-term debt (note 8)	39,910	43,702
Total liabilities	71,712	67,096

Partners’ capital: (note 9)
Capital	267,162	205,848
Accumulated other comprehensive loss	(29,489)	(40,815)
Accumulated deficit	(156,745)	(104,014)
Total partners’ capital	80,928	61,019
Total liabilities and partners’ capital	$152,640	$128,115

See accompanying notes to the consolidated financial statements.

SOLAZYME BUNGE RENEWABLE OILS COOPERATIEF U. A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of US$)

	For the year ended,
	December 31, 2016	December 31, 2015 (unaudited)	December 31, 2014 (unaudited)

NET SALES	$10,340	$3,691	$805
Cost of sales	(27,745)	(23,137)	(2,016)
GROSS LOSS	(17,405)	(19,446)	(1,211)

OPERATING EXPENSES
General and administrative	(10,518)	(12,392)	(19,821)
Selling	(780)	(1,237)	(4,804)
Research and development	(15,838)	(2,776)	(13,397)
Other operating expenses, net	(2,796)	(450)	(1,763)
Total Operating expenses	(29,932)	(16,855)	(39,785)
OPERATING LOSS BEFORE INTEREST INCOME (EXPENSES)	(47,337)	(36,301)	(40,996)

INTEREST INCOME (EXPENSES)
Interest income	229	294	680
Interest expense	(5,623)	(7,808)	(4,417)
LOSS BEFORE INCOME TAXES	(52,731)	(43,815)	(44,733)

INCOME TAXES (NOTE 5)	—	—	(914)
NET LOSS FOR THE YEAR	$(52,731)	$(43,815)	$(45,647)

See accompanying notes to the consolidated financial statements.

SOLAZYME BUNGE RENEWABLE OILS COOPERATIEF U. A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of US$)

	For the year ended,
	December 31, 2016	December 31, 2015 (unaudited)	December 31, 2014 (unaudited)

NET LOSS FOR THE YEAR	$(52,731)	$(43,815)	$(45,647)

Other comprehensive loss, net of income tax
Foreign currency translation adjustment	11,326	(23,725)	(12,532)

TOTAL COMPREHENSIVE LOSS	$(41,405)	$(67,540)	$(58,179)

See accompanying notes to the consolidated financial statements.

SOLAZYME BUNGE RENEWABLE OILS COOPERATIEF U. A.
CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
(Amounts in thousands of US$)

	Capital	Accumulated other comprehensive loss	Accumulated deficit	Total capital

December 31, 2013 (unaudited)	$44,500	$(4,558)	$(14,552)	$25,390

Cash contributions	80,400	-	-	80,400
Noncash contributions-payables offsets	15,300	-	-	15,300
Foreign currency translation adjustment	-	(12,532)	-	(12,532)
Net loss for the year	-	-	(45,647)	(45,647)
December 31, 2014 (unaudited)	140,200	(17,090)	(60,199)	62,911

Cash contributions	50,168	-	-	50,168
Noncash contributions-payables offsets	15,480	-	-	15,480
Foreign currency translation adjustment	-	(23,725)	-	(23,725)
Net loss for the year	-	-	(43,815)	(43,815)
December 31, 2015 (unaudited)	205,848	(40,815)	(104,014)	61,019

Cash contributions	42,999	-	-	42,999
Noncash contributions-payables offsets	18,315	-	-	18,315
Foreign currency translation adjustment	-	11,326	-	11,326
Net loss for the year	-	-	(52,731)	(52,731)
December 31, 2016	$267,162	$(29,489)	$(156,745)	$80,928

See accompanying notes to the consolidated financial statements.

SOLAZYME BUNGE RENEWABLE OILS COOPERATIEF U. A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of US$)

	For the year ended,
	December 31, 2016	December 31, 2015	December 31, 2014
Operating activities:		(unaudited)	(unaudited)
Net loss for the year	$(52,731)	$(43,815)	$(45,647)
Adjustments to reconcile net loss to net cash used in operations activities:
Depreciation and amortization	5,396	4,744	3,479
Property, plant and equipment disposal	724	195	592
Deferred income tax	—	—	1,848
Others	142	—	—

Changes in operational assets and liabilities:
Trade receivables	218	(1,020)	(81)
Due from related parties	3,210	(7,333)	(49)
Inventories	(5,088)	(1,583)	(731)
Prepaid and other current assets	(148)	(89)	(161)
Recoverable taxes	(750)	(3,017)	(15,739)
Spare parts	(407)	(927)	(548)
Trade payables	1,227	(823)	(2,340)
Due to related parties	18,475	14,491	10,791
Advances from customers	1,173	33	(54)
Accrued payroll and related taxes	110	299	(63)
Accrued liabilities	(2)	257	819
Net cash used in operations activities	(28,451)	(38,588)	(47,884)

Investing activities
Purchase of property, plant and equipment	(3,022)	(5,880)	(34,701)
Intangible assets additions	(7)	(6)	(140)
Net cash used in investment activities	(3,029)	(5,886)	(34,841)

Financing activities:
Proceeds from long-term debt	—	173	12,621
Proceeds from affiliates - borrowings and financing	38,412	9,633	2,279
Repayment of long-term debt	(12,433)	(8,932)	—
Repayment to affiliates - borrowings and financing	(37,321)	(3,730)	(1,432)
Capital increase	42,999	50,168	80,400
Net cash generated by financing activities	31,657	47,312	93,868
Effect of exchange rate changes on cash and cash equivalents	(599)	(4,389)	(9,610)
Net increase (decrease) of cash and cash equivalents	(422)	(1,551)	1,533

Cash and cash equivalents - Initial balance	851	2,402	869
Cash and cash equivalents - Final balance	429	851	2,402

Supplemental disclosure of noncash financing activities:
Equity contribution settled by payables offset	$18,315	$15,480	$15,300
Interest paid in cash, net of capitalized interest	$(4,112)	$(3,315)	$(3,762)
See accompanying notes to the consolidated financial statements.

SOLAZYME BUNGE RENEWABLE OILS COOPERATIEF U. A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 (UNAUDITED) AND 2014 (UNAUDITED)

(Amounts in thousands of US$, except as otherwise indicated)

1.	GENERAL INFORMATION
Business
Solazyme Bunge Renewable Oils Cooperatief U.A (the “Company” or “SB Oils”) is a Dutch cooperative duly organized and existing under the laws of the Netherlands, having its registered seat in the municipality of Rotterdam, the Netherlands, with office address at 225 Gateway Boulevard, South San Francisco, CA 94080 United States of America. Pursuant to an agreement between TerraVia, Inc (“TerraVia”) and Bunge Cooperatief UA (“Bunge”), the Company was formed to build, own and operate a plant (the “Plant”) through an wholly owned subsidiary Solazyme Bunge Productos Renovaveis LTDA (“SBO LTDA”). The Plant is adjacent to Bunge’s sugarcane Mill located in the city of Orindiuva, State of São Paulo, at Fazenda Moema, 15480-000, Brazil. The Company is 50.1% owned by TerraVia and 49.9% owned by Bunge, and is governed by a six member board of directors, three from each investor.

This Plant uses TerraVia’s production technology of tailored oils, coupled with Bunge’s production and processing capacity to produce tailored triglyceride oils, bioproducts and flowers sold in the domestic and foreign markets. The Plant started to operate in May 2014 using a specific technology and focusing on process improvement to increase production efficiency.

TerraVia and Bunge (“The Parent Companies”) have sustainable strategic planning and formal goals aiming at increasing profitability and generate future cash flows, based mainly on the use of own and third-party funds to increase the Company’s production capacity and the sales volume. Aiming at meeting these goals, in October 2015, the Parent Companies entered into an amended and restated joint venture agreement to add a worldwide focus on human food and animal nutrition. Also in October 2015, the Parent Companies entered into an amended and restated Development Agreement under which TerraVia granted to the Company a worldwide royalty-bearing, field-limited license to all of its technology that is necessary or useful for the manufacture of certain algae oil products. Concurrently with the entry into such agreements, TerraVia and the Company entered into two funded research programs targeted at completing the development of additional products for the Company.

Liquidity
The Company has incurred substantial net losses since its inception; the Company incurred net losses of US$52,731, US$43,815 (unaudited) and US$45,647 (unaudited) for the years ended December 31, 2016, 2015 and 2014, respectively. Accumulated deficit was US$156,745 as of December 31, 2016. Net cash used in operating activities was US$28,451, US$38,588 (unaudited) and US$47,884 (unaudited) for the years ended December 31, 2016, 2015 and 2014, respectively. Cash and cash equivalents were US$429 as of December 31, 2016.
As of December 2016, the outstanding indebtedness under loan agreements, to be paid in the next year, amounts to US $26,100 (US$23,500 of principal and US$2,600 of interest).
Net losses may continue as the Company ramps up manufacturing capacity and builds out its product pipeline. The Company expects to incur additional costs and expenses related to the continued development and expansion of its business, including scale up and other research and development costs.
The Company, through its parent companies, needs to develop products successfully, cost effectively produce them in large quantities and market and sell such products profitably.
The Company’s failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional funds may require it to modify, delay or abandon its planned operations, which could have a material adverse effect on the business, operating results, financial condition and ability to achieve intended business objectives. The Company is expected to seek additional funds from parent companies, private debt, equity financings or government programs, and may also seek to reduce expenses related to the Company’s operations. There can be no assurance that any financing will be available or on acceptable terms. Consequently, there is substantial doubt about its ability to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Solazyme Bunge Renewable Oils II Cooperatief UA. and SBO LTDA which owns the Company's facility located in Orindiuva, Brazil. All intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates—Financial statements prepared in conformity with GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including estimates used to determine lower of cost or market adjustments for inventory, impairment for fixed assets, fixed asset useful life, deferred income tax valuation allowance and recoverability of recoverable taxes. Actual results could differ materially from those estimates.

Foreign Currency Translation—The assets and liabilities of the Company’s foreign subsidiary, SBO LTDA, where the local Brazilian currency is the functional currency, is translated from the functional currency into U.S. dollars at the exchange rate in effect at the balance sheet date, resulting in foreign currency translation adjustments recorded in accumulated other comprehensive income (loss) in the consolidated statements of comprehensive loss. Revenues and expenses are translated at average rates during the period.
Cash Equivalents—All highly liquid investments with original or remaining maturities of three months or less at the time of purchase are classified as cash equivalents.
Fair Value of Financial Instruments—The Company measures certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Where available, fair value is based on, or derived from, observable market prices or other observable inputs. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. While the Company believes that its valuation methods are appropriate and consistent with other market participants, it recognizes that the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Inventories—Inventories are stated at the lower of cost or market. Cost is determined using average cost method. Inventory consists of costs associated with raw materials, production of products, third-party contractor costs, supplies and other overhead costs associated with production. If inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs may be recorded as deemed necessary by management for the difference between the cost and the market value in the period that impairment is first recognized. During scale-up of the manufacturing process, a portion of the manufacturing and associated production costs were charged to research and development expenses in 2014.
Property, Plant and Equipment—Property, plant and equipment are recorded at cost, less accumulated depreciation. Major improvements that extend the life, capacity or efficiency or improve the safety of an asset are capitalized, while maintenance and repairs are expensed as incurred. Interest costs on borrowings during construction/completion periods of major capital projects are also capitalized. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Asset classification	Estimated useful life
Machinery and equipment and installments	21 years
Building and improvements	25 years
Computer equipment and software	5 years
Furniture and fixtures and automobiles	10 years

Long-Lived Assets—The Company periodically asses property, plant and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset is impaired or the estimated useful lives are no longer appropriate. If indicators of impairment exist and the undiscounted projected cash flows associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to its estimated fair value. Fair value is estimated based on undiscounted future cash flows. See Note 6 for information on impairment analysis performed as of December 31, 2016.
Revenue Recognition—Revenues are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) transfer of title has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. The Company’s primary source of revenue is from product sales.
Research and Development—Research and development costs associated with research performed pursuant to research and development agreements with parent entities. For 2014, manufacturing scale-up, are expensed as incurred, and include, but are not limited to, personnel and related expenses, facility costs and overhead, depreciation and amortization of plant, property and equipment used in development, laboratory supplies, and consulting costs.
Income Taxes—The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and the financial statement reported amounts. A valuation allowance is provided against deferred tax assets when it is more likely than not that they will not be realized.
The Company provides for reserves necessary for uncertain tax positions taken or expected to be taken on tax filings. First, the Company determines if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit. Second, based on the largest amount of benefit that is more likely than not to be realized on ultimate settlement, the Company recognizes any such differences as a liability. Because the Company’s unrecognized tax benefits offset deferred tax assets for which the Company has not realized benefit in the consolidated financial statements, none of the unrecognized tax benefits through December 31, 2016, if recognized, would affect the Company’s effective tax rate.
Recent Accounting Pronouncements— In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in FASB ASC 605, Revenue Recognition. ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In addition, in March and April 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606) and ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606), which clarify the guidance in ASU 2014-09 and have the same effective date as the original standard. This guidance requires the recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration expected in exchange for those goods or services. In May 2016, the FASB issued ASU No. 2016-12, Narrow Scope Improvements and Practical Expedients, which provides for improvements to the guidance on collectability, noncash consideration and completed contracts, and provides a practical expedient for contract modifications upon adoption of the updated guidance under ASC 606. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted, and is required to be adopted by taking either a full retrospective or a modified retrospective approach. We are currently assessing the potential impact of this new guidance on our consolidated financial statements. Our revenues primarily relate to the sale of finished product to various customers and we do not believe that the adoption of the new standard will have a material impact on these transactions.

3.	INVENTORIES
Inventories as of December 31, 2016 and 2015 (unaudited) were as follows:

	December 31, 2016	December 31, 2015 (unaudited)

Raw materials	$929	442
Work in progress	4,926	1,586
Finished goods	1,976	262
Total	$7,831	$2,290

The finished goods were reduced to the lower of cost or market by US$5,901 and US$5,560 (unaudited) for the years ended December 31, 2016 and 2015, respectively.

4.	RECOVERABLE TAXES
Recoverable taxes as of December 31, 2016 and 2015 (unaudited) were as follows:

	December 31, 2016	December 31, 2015 (unaudited)

Federal taxes	$12,953	$10,600
State VAT	7,325	5,571
Other recoverable taxes	105	215
Total	$20,383	$16,386

Current	105	198
Noncurrent	$20,278	$16,188

The balances of recoverable federal taxes and state VAT are represented by tax paid on the acquisition of property, plant and equipment due to the construction of the plant, raw material and other consumable items for production purchased.

The Company periodically monitors the changes in accumulated tax credits for debt compensation purposes when applicable. The Company accrued approximately US$997 to adequate its balance to the amount the Company believes will be realizable, considering special benefits requested to Brazilian authorities and others, such as obtain VAT exemption when buying raw material and utilities. The realization of recoverable tax balance is expected in approximately 5 years.

5.	INCOME AND SOCIAL CONTRIBUTION TAXES
The Company is subject to tax laws and regulations of Netherlands and Brazil tax jurisdictions and authorities. Management has elected to use the Brazilian federal income tax rate to reconcile the actual provision for income taxes, since operating losses were primarily generated in Brazil for all years.
The components of losses from operations before income tax are as follows:

	December 31, 2016	December 31, 2015 (unaudited)	December 31, 2014 (unaudited)

Netherlands	$(18,616)	(6,960)	(22,462)
Brazil	(34,115)	(36,855)	(23,185)
Total	$(52,731)	$(43,815)	$(45,647)

Brazilian income tax is calculated at the rate of 15%, plus a surtax of 10% on taxable income exceeding R$240 thousand, and social contribution is calculated at the rate of 9% on taxable income, adjusted as prescribed by law. The combined tax rate is 34%.

The reconciliation between income tax and social contribution expenses at the statutory and effective rates is as follows:

	December 31, 2016	December 31, 2015 (unaudited)	December 31, 2014 (unaudited)

Loss before income tax and social contribution	$(52,731)	(43,815)	$(45,647)
Combined statutory tax rate	34%	34%	34%
Expected income taxes and social contribution credit at combined statutory tax rate	17,929	14,897	15,520

Netherlands losses non-taxable	(6,329)	(2,366)	(7,637)
Permanent differences	(920)	(1,610)	(2,389)
Valuation allowance of deferred income tax and social contribution assets on current year temporary differences and tax loss carryforwards	(10,680)	(10,921)	(6,408)
Total	$—	$—	$(914)

Deferred income and social contribution tax
Deferred income taxes and social contribution taxes reflect the tax effects attributable to temporary differences between the tax base of assets and liabilities and the corresponding carrying amounts. The breakdown of deferred income tax and social contribution is as follows:

	December 31, 2016	December 31, 2015 (unaudited)

Temporary differences:
Profit sharing	$73	$97
Other provisions	722	243
Allowance for inventory losses	1,657	1,907
Tax loss carryforwards	25,810	15,335
Valuation allowance	(28,262)	(17,582)
Deferred income and social contribution taxes	$—	$—

Tax loss carryforwards in Brazil can be carried forward indefinitely, annual utilization is limited to 30% of taxable income calculated on an entity by entity basis as Brazil tax law does not provide for a consolidated return concept. As a result, realization of these carryforwards may take in excess of five years.
As of December 31, 2016, there is no uncertain tax position taken or expected to be taken on tax filling by management that a negative outcome would be more likely than not in an audit by the tax authorities.

6.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net, consisted of the following:

	December 31, 2016	December 31, 2015 (unaudited)

Building and improvements	$79,231	$66,840
Machinery and equipment	45,750	37,410
Other	3,957	1,444
Total	128,938	105,694
Less: accumulated depreciation and amortization	(13,926)	(7,121)
Property, plant and equipment, net	$115,012	$98,573
Depreciation and amortization expense were US$5,396, US$4,744 (unaudited) and US$3,479 (unaudited) for the years ended December 31, 2016, 2015 and 2014, respectively.
As of December 31, 2016, the Company assessed the property, plant and equipment for impairment and undiscounted projected cash flows were in excess of the carrying amount, and therefore, no impairment was recognized.
The process of evaluating the potential impairment is subjective and requires significant estimates and assumptions by Management. The Company’s estimated future cash flows are based on assumptions that are consistent with its annual financial planning process and include estimates for revenue and operating margins and future economic and market conditions. Actual future results may differ significantly from those estimates. Changes in assumptions or circumstances could result in impairment in the period the change occurs and in future years. Management’s conclusion that its property, plant and equipment was not impaired as of December 31, 2016 was based upon the following critical estimates and assumptions:
• Material increases product revenues from US$10,340 in 2016 to over US$190,000 in 2021 and beyond
• Maintain current average selling prices based on current contracted prices and estimated price for products yet not commercialized;
• Maintain access to sugar feedstock and power from Bunge;
• Increase production volumes by optimizing plant throughput and increasing yields, drying rates and final recovery rates;
• Increased fermentation and recovery efficiencies over the next 5 years based on strain and process improvements;
• Reduction to production costs based on ramp up of production volume to an aggregate maximum plant capacity in line with sales volume;

• No significant difficulties as production increases from current levels to capacity over the next several years;
• Additional capital investment to improve throughput rates and increase capacity; and
• No significant adverse change in the regulatory or economic environment in Brazil or other countries, as applicable.
• Projection considering a flat US$ rate of R$ 3.40 per dollar unit
The estimates used for cash flow forecasts required significant exercise of judgment and are subject to change in future reporting periods as facts and circumstances change. Additionally, the Company may make changes to its business plan that could result in changes to the expected cash flows.

7.	RELATED PARTIES

a)	Transactions

	December 31, 2016	December 31, 2015 (unaudited)

Purchases of utilities, raw materials and services:
TerraVia Inc.	$3,250	$3,449
Usina Moema Açúcar e Álcool Ltda. (Bunge’s affiliate)	15,077	17,534
Solazyme Brasil Ltda. (TerraVia’s affiliate)	460	404
Bunge Alimentos S.A.	284	455
	$19,071	$21,842
Research and development fees:
TerraVia Inc.	$15,838	$2,776
Purchases of capital assets:
Solazyme Brasil Ltda. (TerraVia’s affiliate)	$196	$1,382
Revenue:
TerraVia Inc.	$564	$555
Interest on borrowings and financings
Bunge Ltd.	67	62
Bunge Fertilizante S.A.	1,470	649
	$1,537	$711

b)	Account Balance

	December 31, 2016	December 31, 2015 (unaudited)
Assets
Receivables - current:
TerraVia Inc.	$ -	$114
Solazyme Brasil Ltda. (TerraVia's affiliate)	2	7
Bunge Alimentos S.A.	-	21
Prepaid expense:
TerraVia Inc.	5,613	7,224
Total	$5,615	$7,366

Liabilities
Borrowing and financing:
Bunge Ltd.	$1,793	$1,725
Bunge Fertilizante S.A.	9,961	7,403
Other liabilities
TerraVia Inc.	-	839
Solazyme Brasil Ltda. (TerraVia's affiliate)	13	1
Usina Moema Açúcar e Álcool Ltda. (Bunge's affiliate)	1,517	65
Bunge Alimentos S.A.	7	16
Total	$13,291	$10,049

The Company has agreements with TerraVia and Bunge, including their respective affiliates:

•
Development Agreements with TerraVia to continue to conduct research and development activities that are intended to benefit the Company, including activities in the areas of strain development, molecular biology and process development, established in October 2015 in the total amount of US$30,000 with quarterly payments until the service maturity at December 2018.

•
Technology Service Agreements with TerraVia for technical services related to the operations of the production facility and commercial support services agreement. The agreement is reviewed and renewal annually, with quarterly payments of US$813 that totals US$3,250 per year.

•
Working capital loan facility with Bunge established on April 4, 2015 to provide the Company operating liquidity as required through April 2017. Interest payments are performed quarterly and principal is due at contract maturity. (*)

•
Borrowing note with Bunge established on September 25, 2013 to provide the Company operating liquidity as required through April 2017. Interests payments are performed annually and principal is due at contract maturity. (*)

•	Agreement to purchase sugar and power from Bunge with contracted pricing based on certain market indices.

(*)	The contracted borrowings and financing with related parties are detailed below:

Company	Currency	Type	Financial charges	Collaterals	Maturity	December 31, 2016	December 31, 2015 (unaudited)

Bunge Fertilizante SA	R$	Loan	100% of CDI p.a.	Inventory and trade receivables	April 2017	$9,961	$7,403
Bunge Ltd	US$	Loan	3.85% p.a.	-	April 2017	1,793	1,725
Total						$11,754	$9,128

Current						$11,754	$7,403
Non-current						-	1725
Total						$11,754	$9,128

8.	LONG-TERM DEBT
Long-term debt as of December 31, 2016 and 2015 (unaudited) consists of the following:

Borrowing	Currency	Type	Financial charges	Collaterals	Maturity	December 31, 2016	December 31, 2015 (unaudited)

Subloan A	R$	Credit	3.5% p.a.	Letter of guarantee	2021	$33,189	$34,305
Subloan B	R$	Credit	3.0% p.a.	Letter of guarantee	2021	10,697	11,085
Subloan C	R$	Credit	1.87% p.a. + TJPL (*)	Letter of guarantee	2021	8,450	8,620
Subloan D	R$	Credit	TJLP (*)	Letter of guarantee	2021	271	277
Total						$52,607	$54,287

Current						12,697	10,585
Noncurrent						39,910	43,702
Total						$52,607	$54,287

(*)	TJLP - Long-term Interest Rate, released by the Central Bank of Brazil (BACEN).
The Company benefits from credit facilities from the National Bank of Economic and Social Development (BNDES), consisting of on lending transactions from the Industrial Machinery and Equipment Acquisition Financing Fund (FINAME) (loans granted to finance acquisitions of new, locally made machinery and equipment).
This BNDES loan agreement was entered in 2013 and matures in 2021. Principal repayments and interest payments are due on a monthly basis.
To guarantee the payment of the obligations under this agreement, such as principal, interest, commissions, regular penalty, fines and expenses, the Company has pledged as collateral to BNDES, under an addendum to the agreement, the first mortgage of the land owned by the SBO LTDA in Orindiúva, Brazil, upon which the plant sits. By the date this mortgage was raised, the

Company had letters of guarantee totaling US$79,080 in 2016 (US$53,868 in 2015) as collateral of the BNDES loan.
The agreement contains restrictive clauses regarding the payment of dividends in an amount higher than the mandatory minimum and/or interest on capital. The distribution of dividends and/or interest on capital above the mandatory minimum is allowed only when certain prior years’ financial ratios are met. In 2016 and 2015 (unaudited) the Company did not distribute dividends.
Total interest costs incurred related to the Company’s total debt was US$2,475, US$2,929 and US$2,797 for the years ended December 31, 2016, 2015(unaudited) and 2014 (unaudited), respectively. The Company was in compliance with all debt covenants as of December 31, 2016 and 2015 (unaudited).

Required payments on the BNDES loan are as follows:

2017	$12,697
2018	12,603
2019	12,603
2020	12,603
2021	2,101
Total	$52,607
9. PARTNERS' CAPITAL
As of December 31, 2016, the Company has a total capital of US$ 267,162 (US$ 205,848 in December 31, 2015), divided between both partners equally, as defined by JV agreement.

10. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, trade receivables and current liabilities are equivalent to their fair values as their maturities are close to the end of the reporting period. As of December 31, 2016, the Company does not have any financial instrument recorded at fair value.
The Company estimated the fair value of the BNDES loan to be US$44,510 at December 31, 2016, compared to a carrying value of US$52,607. The fair value estimate is based upon discounting BNDES payment streams using Level 3 inputs of 8.5%, which management believes represent an appropriate market interest rate for similar project debt.
In 2016 and 2015 (unaudited) the Company did not entered into any derivative transactions.

11. COMMITMENTS AND CONTINGENCIES
Contractual Obligations—The Company has various manufacturing, research, and other contracts with vendors in the conduct of the normal course of its business. All contracts are terminable with varying provisions regarding termination. If a contract with a specific vendor were to be terminated, the Company would only be obligated for the products or services that the Company had received at the time the termination became effective.
Guarantees and Indemnifications—The Company makes certain indemnities, commitments, and guarantees under which it may be required to make payments in relation to certain transactions. The Company, as permitted under Netherlands law and in accordance with its amended and restated certificate of incorporation and amended and restated bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The duration of these indemnifications, commitments, and guarantees varies and, in certain cases, is indefinite. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that may enable it to recover all or a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets. However, the Company accrues for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. No such losses have been recorded to date.

12. SUBSEQUENT EVENT
After December 31, 2016, the Company obtained capital contributions from stakeholders amounting to US$17,763, made on January 1, 2017 (US$2,500), January 3, 2017 (US$5,550), February 3, 2017 (US$5,200) and March 15, 2017 (US$4,513), maintaining the proportionality of the stakeholders’ stakes.